Exhibit 2.2

DATED 10 May 2011

(1) WILLIAM CLYNES AND OTHERS

(2) EXAMWORKS UK LIMITED

TAX DEED
relating to the sale and purchase of the entire issued share capital of
PREMEX GROUP LIMITED

THIS DEED is made on 10 May 2011

BETWEEN:-

(1)	THE PERSONS whose names and addresses are set out in the Schedule (the “Covenantors”); and

(2)	EXAMWORKS UK LIMITED (No 07361157) whose registered office is at Ten Bishops Square, Eight Floor, London, United Kingdom E1 6EG (the “Buyer”).

WHEREAS this Deed is entered into pursuant to an agreement of today’s date (the “Agreement”) and made between (1) the Covenantors and Cavendish Square Partners (General Partner) Limited (together the “Sellers”) and (2) the Buyer for the Buyer’s acquisition of the shares in the Company.

IT IS AGREED as follows:-

INTERPRETATION

21.1	In this Deed unless the context otherwise requires:-

“Accounts Relief”	means:-

(a)
any Relief which is taken into account in computing and so reducing or eliminating any provision for deferred Tax which appears on the Locked Box Date Balance Sheet or which, but for such Relief, would have appeared in the Locked Box Date Balance Sheet; and

(b) any Relief which is recognised as an asset in the Locked Box Date Balance Sheet

“Actual Tax Liability”	any liability of a Group Member to make a payment of or in respect of Tax

“Buyer’s Relief”	means any Relief which arises in respect of any Event occurring or any period commencing after the Locked Box Date

“Buyer’s Tax Group”	means the Buyer and any other company or companies (excluding a Group Member) which are at any time treated as members of the same group as, or otherwise connected or associated with, the Buyer for any Tax purposes

“Claim for Tax”	means any assessment, notice, demand, letter or other document issued by or action taken by or on behalf of any Tax Authority or any circumstances (including the preparation of any assessment or computation) indicating that a Group Member is or may be placed or is sought to be placed under a Liability for Tax

“Company”	means Premex Group Limited (details of which are set out in the Schedule 2 to the Agreement)

“Effective Tax Liability”	has the meaning given in Clause 21.2 below

“Event”	includes any act, omission, event or transaction and without limitation the declaration or making any distribution, the acquisition or disposal of any asset, the making of any supply or payment, becoming or ceasing to be a member of any group or partnership or any other association, the death of any individual and any change in the residence of any person for Tax purposes

“Group Relief”	means any of the following:-

(a) group relief capable of being surrendered or claimed pursuant to Part 5 CTA 2010 (formerly Chapter IV Part X ICTA);

(b) amounts eligible for surrender under the Double Taxation Relief (Surrender of Relievable Tax Within a Group) Regulations 2001;

(c) advance corporation tax capable of being surrendered or claimed pursuant to Regulation 15 of the Corporation Tax (Treatment of Unrelieved Surplus Advance Corporation Tax) Regulations 1999;

(d) a tax refund capable of being surrendered or claimed under Section 963 CTA 2010 (formerly Section 102 Finance Act 1989);

(e) any other Relief eligible for surrender or capable of being claimed or surrendered in accordance with any legislation in relation to Tax (including, without limitation, any balancing payment as referred to in Chapter 6 Part 4 TIOPA 2010)

“HMRC”	means HM Revenue & Customs

“Liability for Tax”	means any Actual Tax Liability or Effective Tax Liability

“Relief”	means any relief, allowance, deduction or set-off relevant to the computation of any Liability for Tax or any credit against Tax or right to repayment of Tax

“Tax”	means:-

(a)
all forms of and payments in respect of taxation, whether direct or indirect and whether levied by reference to income, profits, gains, net wealth, asset values, turnover, sales, added value or other reference, whenever and wherever imposed (whether imposed by way of a withholding or deduction for or on account of tax or otherwise) by whatever authority imposed and whether of the United Kingdom or elsewhere, irrespective of the person directly or primarily chargeable and including (but not limited to) capital gains tax, corporation tax, customs and excise duties, income tax (including PAYE), inheritance tax, national insurance contributions, stamp duty, stamp duty land tax, stamp duty reserve tax and VAT; and

(b)
all interest, penalties and fines relating to any of the above or to a failure to make any return or supply any information in connection with any of the above, but excluding any such amount which arises or is increased by any delay or omission of the Buyer or its agents or of a Group Member after Completion

“Tax Authority”	means any government, state or other fiscal, revenue, customs or excise authority, body or official having functions in relation to Tax (including, for the avoidance of doubt, HMRC)

“Tax Warranties”	means the warranties contained in Schedule 4 of the Agreement

“Taxation Statute”	means any statute (and all regulations and other documents having the force of law under such statute) published, enacted, issued or coming into force on or before the date of this Agreement relating to Tax

21.2	In this Deed, “Effective Tax Liability” shall mean the following:

(a)	the non-availability in whole or in part of any Accounts Relief; and

(b)
the utilisation or set off of any Buyer’s Relief or any Accounts Relief against any Tax or against income, profit or gains in circumstances where but for such utilisation or set off an Actual Tax Liability would have arisen in respect of which the Covenantors would have been liable to the Buyer under this Deed.

21.3	In interpreting this Deed:-

21.3.1
words and expressions defined in the Agreement shall have the same meanings in this Deed except where otherwise provided or expressly defined in this Deed and, unless the context otherwise requires, clause 1.2 of the Agreement shall apply to the interpretation of this Deed;

21.3.2	any reference to an Event which occurred, any thing done, any Relief used, or any income, profits or gains earned, accrued or received “after Completion” includes:

(a)	any Event which occurred, any thing done, any Relief used, or any income, profits or gains earned, accrued or received on the Completion Date but immediately after Completion takes place;

(b)	any Event which (for the purposes of the Taxation Statute in question) is deemed to have occurred or is treated or regarded as having occurred after Completion takes place; and

(c)
any thing done, any Relief used, or any income, profits or gains earned, accrued or received where deemed, treated or regarded to have been done, used, earned, accrued or received for the purposes of the Taxation Statute in question after Completion takes place.

21.4	All payments made by the Covenantors and the Buyer under this Deed shall, so far as practicable, be treated as an adjustment to the purchase price for the Shares.

22.	COVENANT TO PAY

22.1	The Covenantors jointly and severally covenant with the Buyer to pay to the Buyer an amount equal to:-

22.1.1	any Liability for Tax of any Group Member in respect of or in consequence of:-

(a)	any income, profits or gains earned, accrued or received on or before Completion; or

(b)	any Event which occurred on or before Completion;

22.1.2
any Liability for Tax of any Group Member arising as a result of that Group Member having at any time before Completion been a member of a group with, or under the control of, any person (other than a Group Member) for any Tax purpose and that person failing to discharge any Liability for Tax that arose prior to Completion where it was their primary obligation to discharge that Liability to Tax;

22.1.3
any stamp duty (together with any interest and penalties) (such sum being recoverable from the Covenantors as a liquidated sum payable as a debt) in respect of which there is a breach of paragraph 14.1 of the Tax Warranties;

22.1.4	any liability for inheritance tax which:

(a)	has, at Completion, given rise to a charge on any of the shares or assets of any Group Member or given rise to a power to sell, mortgage or charge any of the shares or assets of any Group Member;

(b)
after Completion, gives rise to a charge on any of the shares or assets of a Group Member or gives rise to a power to sell, mortgage or charge any of the shares or assets of a Group Member and which arises as a result of a transfer of value occurring or being deemed to occur on or before Completion (whether or not in conjunction with the death of any person whenever occurring)

provided that any right to pay tax by instalments shall be disregarded and the provisions of section 213 of the Inheritance Tax Act 1984 shall not apply to any payment falling to be made under this Deed;

22.1.5
all reasonable external costs, expenses, disbursements and professional fees (for the avoidance of doubt excluding any recoverable VAT) properly incurred by the Buyer or a Group Member in connection with any liability falling within Clause 22.1.1  or 22.1.2 above.

23.	EXCLUSIONS

23.1
The covenant contained in Clause 22 shall not apply and the Buyer shall have no claim against the Covenantors under it, and the Buyer shall have no claim against the Covenantors under any of the Tax Warranties to the extent that:-

23.1.1	provision, allowance or reserve for the liability in question or the discharge or payment thereof is made or reflected in the Locked Box Date Balance Sheet;

23.1.2
the liability in question arises in respect of or in consequence of any income, profits or gains earned, accrued or received or any Event which occurred after the Locked Box Date and on or before Completion in the ordinary course of business of a Group Member;

23.1.3	the liability in question is Permitted Leakage;

23.1.4
in the case of a claim under this Deed, the Buyer has recovered damages from the Sellers under the Agreement or under another provision of this Deed in respect of the same liability or, in the case of a claim under the Tax Warranties, the Buyer has recovered damages from the Covenantors under this Deed in respect of the same liability;

23.1.5	the liability in question arises or is increased as a result of or is attributable to:-

(a)	the passing or coming into force of, or any change in, any law, rule, regulation, directive or interpretation of the law;

(b)	any judgment of any Court or Tribunal;

(c)	any increase in the rates of Tax or any imposition of Tax; or

(d)	the withdrawal or amendment of any practice previously published by a Tax Authority;

  in each case occurring after the Locked Box Date and having retrospective effect;

23.1.6
the liability in question would not have arisen but for a voluntary act, transaction or omission after Completion by or involving the Buyer or a Group Member or any of their respective officers, employees or agents outside the ordinary course of business of the Group Member or the Buyer (as the case may be).  For the purpose of this Clause 23.1.6, an act, transaction or omission will not be regarded as voluntary if:

(a)	undertaken pursuant to a legally binding obligation entered into by the relevant Group Member on or before Completion;

(b)	undertaken pursuant to the written request or instruction of the Sellers; or

(c)
undertaken in order to impose or amend any transfer pricing arrangements of any Group Member to comply with Part 4 of the Taxation (International and Other Provisions) Act 2010 on or before Completion provided that such action is necessary to correct any previous non-compliance by a Group Member in respect of the same;

23.1.7	the liability in question arises or is increased by reason of or in consequence of:-

(a)
any claim, disclaimer, election or surrender made or notice or consent given or any other thing done by the Buyer or a Group Member after Completion, including (without prejudice to the generality of the foregoing) any disclaimer of capital allowances, in circumstances where such claim, disclaimer, election, notice or consent was not taken into account in the preparation of the Locked Box Date Balance Sheet; or

(b)
any failure by the Buyer or a Group Member after the date of this Deed to make any claim, disclaimer, election or surrender or give any notice or consent or do any other thing after Completion, the making, giving or doing of which was taken into account in the Locked Box Date Balance Sheet; or

(c)
the amendment after Completion of any claim, disclaimer, election, surrender, notice or consent made or given on or before Completion where such claim, disclaimer, election, notice or consent was taken into account in the preparation of the Locked Box Date Balance Sheet, provided that, in each case, the Buyer or, as appropriate, the Group Member knew or ought reasonably to have known that such action would give rise to or increase the liability in question;

23.1.8	the liability in question was paid or discharged on or before Completion and such payment or discharge was reflected in the Locked Box Date Balance Sheet;

23.1.9
the liability in question arises or is increased as a result of, or otherwise attributable to, any changes made after Completion in the accounting policies or practices or any Tax reporting practice or the length of any accounting period for Tax purposes of the Buyer or a Group Member save where such change is necessary to comply with generally accepted accounting policies or practices applicable to the relevant accounting periods and where the previous practice did not comply with such policies and/or practices (as the case may be);

23.1.10
the liability in question arises or is increased as a result of the failure of the Buyer to submit timely returns in breach of the provisions of Clause 11 (Pre-Completion Tax Affairs) except where such failure arises as a result of the Covenantors’ failure to comply with Clause 31.2;

23.1.11	any Relief other than a Buyer’s Relief or Accounts Relief:-

(a)	is available (including, without limitation, by way of surrender of group relief from one Group Member to another) so as to reduce or eliminate the liability in question; or

(b)	would have been so available had it not been used after Completion so as to reduce or eliminate a liability for Tax for which the Covenantors are not liable under this Deed or under the Agreement;

23.1.12
any income, profits or gains to which the liability in question is attributable were actually earned or received by or actually accrued to a Group Member but were not reflected in the Locked Box Date Balance Sheet and were retained by the Group Member at Completion;

23.1.13	the liability in question arises or is increased as a result of a Group Member ceasing to be entitled to the small companies’ rate of corporation tax after Completion;

23.1.14
the liability in question arises as a result of a Group Member failing to submit the returns and computations required to be made by it or not submitting such returns and computations within the appropriate time limits or otherwise than on a proper basis, in each case after Completion;

23.1.15
the liability in question would not have arisen but for an Event on or before Completion occurring at the written request or direction of, or with the written consent of the Buyer or its representatives;

23.1.16
the liability is a liability for interest or a penalty under the Corporation Tax (Instalment Payments) Regulations 1998 referable to any instalment payment due on or before Completion which would not have arisen but the income, profits or gains earned, accrued or received by a Group Member after Completion proving to be greater than the income, profits or gains expected to be earned, accrued or received by a Group Member after Completion;

23.1.17	the liability in question has been made good by insurers or otherwise compensated for without cost to the Buyer or a Group Member; or

23.1.18
the liability in question arises as a result of the repayment by the Company of input VAT claimed on creditor invoices as set out in the Disclosure Letter in respect of paragraph 2.3 of the Tax Warranties provided that the input VAT would be available to be reclaimed on or following payment of the relevant creditor invoices.

24.	LIMITATIONS ON COVENANTORS’ LIABILITY

The provisions of Schedule 7  to the Agreement (Limitations on the Sellers’ Liability) shall apply to this Deed to the extent stated to do so as if they were set out in full in this Deed.

25.	AMOUNT OF LIABILITY FOR TAX

The amount of any Liability for Tax shall be as follows:-

25.1	to the extent that a Liability for Tax involves a liability of a Group Member to make an actual payment or increased payment of Tax, the amount of such payment or increased payment; and

25.2	to the extent that a Liability for Tax involves an Effective Tax Liability, then:

(a)	where the Effective Tax Liability involves the non-availability of any Accounts Relief:

(i)	if the Accounts Relief was not or is not a right to repayment of Tax, the amount of Tax which would have been saved but for the non-availability of the Accounts Relief; or

(ii)	if the Accounts Relief was or is a right to repayment of Tax, the amount of the repayment which is not available; and

(b)
where the Effective Tax Liability involves the utilisation or set off of a Post Buyer’s Relief or an Accounts Relief, the value of the Effective Tax Liability shall be the amount of Tax saved by such utilisation or set off.

26.	TIME FOR PAYMENT

Any amount which the Covenantors are obliged to pay to the Buyer under this Deed shall be paid on or before the following dates which shall be its due date for payment:-

26.1
in the case of a Liability for Tax which involves a liability of a Group Member to make an actual payment or increased payment of Tax, the fifth Business Day prior to the date on which the Tax is due and payable to the relevant Tax Authority or if later the fifth Business Day after service by the Buyer to the Covenantors of a written demand for payment;

26.2
in the case of a Liability for Tax which involves a liability of a Group Member to make a payment or increased payment of Tax which would have arisen but for being satisfied, avoided or reduced by the use by a Group Member of any Buyer’s Relief or Accounts Relief, the date on which the Tax would have been due and payable to the relevant Tax Authority but for the use of the Relief or if later the fifth Business Day after service by the Buyer to the Covenantors of a written demand for payment; and

26.3
in any other case (including any costs and expenses incurred pursuant to Clauses 22.1.5), the fifth Business Day after service by the Buyer to the Covenantors of a written demand for payment specifying the amount of the Liability for Tax calculated in accordance with Clause 25.

27.	CONDUCT OF CLAIMS

27.1
If the Buyer becomes aware of any Claim for Tax which could give rise to a claim being made by the Buyer under this Deed or under the Tax Warranties (ignoring for these purposes the provisions of Clause 24 of this Deed and paragraph 2 of Schedule 7 to the Agreement (financial limitations)) it shall notify the Covenantors as soon as reasonably practicable and in any event in a case involving an assessment with a time limit for appeal at least ten Business Days before the expiry of that time limit and in any other case within 14 days of receipt or becoming aware of the Claim for Tax.

27.2
The Buyer agrees to take and procure that a Group Member shall take such action and give such information and assistance as the Covenantors or the Covenantors’ professional advisers may reasonably request in writing to resist, appeal or compromise any Claim for Tax notified to the Covenantors in accordance with Clause 27.1 provided that:-

27.2.1	the Covenantors shall not be entitled to require the Buyer or Group Member to delegate the conduct of such action to the Sellers or any agent or professional adviser of the Sellers;

27.2.2
the Covenantors shall first indemnify the Group Member and the Buyer to the reasonable satisfaction of the Buyer for any third party costs, expenses and liabilities (including any additional Tax) which may be reasonably and properly incurred as a consequence of any action taken in accordance with this Clause 27; and

27.2.3
if the Covenantors do not request that the Buyer or the Group Member take action pursuant to this Clause 27 or the Covenantors fail to indemnify the Buyer or the Group Member concerned as provided for in Clause 27.2.1 above within 21 days of receipt of notification by the Buyer pursuant to Clause 27.1, the Buyer or the Group Member shall be free to pay or settle the Claim for Tax on such terms as they may in their absolute discretion think fit.

27.3	The action which the Covenantors may request under Clause 27.2 shall include the Buyer or a Group Member applying to postpone (so far as legally possible) the payment of any Tax.

27.4
The Buyer shall keep the Covenantors reasonably informed of the progress in settling the relevant Claim for Tax and shall, as soon as reasonably practicable, forward or procure to be forwarded to the Covenantors copies of (or the relevant parts of) all material correspondence pertaining to it.

27.5
The Buyer shall not, and shall procure that no Group Member shall settle or otherwise compromise any Claim for Tax, without the prior written consent of the Covenantors (such consent not to be unreasonably withheld).

27.6
The Buyer shall not, and shall procure that no Group Member shall submit any document or correspondence to a Tax Authority where the Buyer should reasonably have been aware that such document would give rise to a Claim for Tax to which this Deed applies or which would give rise to a claim under the Tax Warranties without affording the Covenantors the opportunity to comment on such document or correspondence and without taking into account the Covenantors’ reasonable comments thereon.

27.7	Notwithstanding the provisions of this Clause 27, the Buyer shall not be obliged to take or procure the taking of the following action;

27.7.1
agreeing to the settlement or compromise of any Claim for Tax or any proposal for the same which is reasonably likely to materially adversely affect the future liability to Tax of a Group Member, the Buyer or any member of the Buyer’s Tax Group; or

27.7.2
contesting any Claim for Tax before any tribunal, court or other appellate body unless at the sole expense of the Covenantors, the Covenantors obtains the written opinion of leading Tax counsel, after disclosure of all relevant information and documents and having regard to all the circumstances, that on the balance of probabilities the action will succeed; or

27.7.3	take any action which in the reasonable opinion of the Buyer would materially prejudice the business interests of the Buyer or the Buyer’s Group.

28.	SAVINGS

28.1
If the Buyer becomes aware that a Relevant Amount (as defined in Clause 28.2) has arisen or may arise, it shall notify the Covenantors as soon as practicable.  In that case, or where the Covenantors otherwise reasonably believe that a Relevant Amount may exist, if the parties cannot agree on the quantum of the Relevant Amount, then the matter shall be referred to the auditors of the relevant Group Member for the time being whose opinion shall be final and binding (in the absence of clear or manifest error) on the parties for the purpose of this Deed.

28.2	A Relevant Amount shall be determined for the purposes of this Clause as follows:-

28.2.1	if a provision for Tax in the Locked Box Date Balance Sheet is or proves to be an overprovision, the amount of such overprovision shall be a Relevant Amount;

28.2.2
if a repayment of Tax (or interest on overpaid Tax or repayment supplement) is received (whether by way of repayment or set off) which was not taken into account in the Locked Box Date Balance Sheet and which relates to any income, profit or gains received on or prior to the Locked Box Date or any Event which occurred on or before the Locked Box Date or any period (or part period) falling prior to the Locked Box Date, then the amount of that repayment (together with any interest and/or repayment supplement) shall be a Relevant Amount; and

28.2.3
if a Liability for Tax which has resulted in the Covenantors having made or being liable to make a payment under this Deed or the Tax Warranties, or circumstances giving rise to such Liability for Tax, gives rise to a Relief, or the entitlement to claim any Relief then the Buyer shall, where necessary, take such steps as are required to secure that Relief and the amount of the actual Liability for Tax of a Group Member or a member of the Buyer’s Group which is eliminated or the amount by which it is reduced as a result of such Relief shall be a Relevant Amount.

28.3	Where a Relevant Amount has arisen as set out in Clause 28.2, then:-

28.3.1
a refund shall be made to the Covenantors of any previous payment or payments made by the Covenantors under this Deed or the Agreement and not previously refunded under this Clause up to the amount of the Relevant Amount;

28.3.2	to the extent that there is an excess, the excess shall then be set–off against any payment then due from the Covenantors under this Deed or the Agreement in respect of Tax; and

28.3.3
to the extent that there is an excess, the remainder of that excess shall be carried forward and set-off against any future payments which become due from the Covenantors under this Deed or the Agreement in respect of Tax.

29.	CLAIMS AGAINST THIRD PARTIES

29.1
Where the Covenantors have made a payment under this Deed or under the Tax Warranties in cleared funds and in full satisfaction of the relevant Liability to Tax and any Group Member or any member of the Buyer’s Tax Group is or may become entitled to recover from any other person any sum in respect of the matter to which the payment made by the Covenantors relates, the Buyer shall notify the Covenantors of the entitlement as soon as reasonably practicable.

29.2	The persons that the sums referred to in Clause 29.1 above may be recovered from include, for the avoidance of doubt, a Tax Authority but exclude:-

29.2.1	any member of the Buyer’s Tax Group;

29.2.2	any Group Member; or

29.2.3
any current or previous employees of the Buyer’s Tax Group or any Group Member (but only to the extent that (i) recovery from the current or previous employee is not possible through adjustment to the amount of deductions made by a  Group member through PAYE; or (ii) such recovery would be materially prejudicial to the business interests of the Buyer).

29.3
Provided the Covenantors first indemnify the Buyer or, as appropriate, the Group Member or member of the Buyer’s Tax Group against any costs of the Buyer or as appropriate the Group Member or member of the Buyer’s Tax Group reasonably and properly incurred in connection with taking the following action, the Buyer shall or shall procure that the relevant Group Member or the relevant member of the Buyer’s Tax Group shall take such action as the Covenantors shall reasonably request to enforce such recovery as is mentioned in Clause 29.1 against the third party in question.

29.4
In the event that the Buyer recovers any sum referred to in Clause 29.3 after taking any action at the request of the Covenantors under that Clause, the Buyer shall as soon as reasonably practicable account to the Covenantors for the lesser of:

29.4.1	the sum recovered and the reasonable and proper costs and expenses of recovering the same (to the extent not already recovered from the Covenantors under Clause 29.3 above); and

29.4.2
any amount paid by the Covenantors pursuant to this Deed or a Relevant Claim in respect of the Liability to Tax in question less any part of such amount previously repaid to the Covenantors under any provision of this Deed or otherwise and so far as not repaid or paid, the balance of the sum recovered shall be set against the liability of the Covenantors in respect of any future claims under this Deed.

29.5	For the avoidance of doubt, Clause 22 of the Agreement shall apply to any sums recovered in respect of the VAT Claim and this Clause 29 shall not apply.

30.	BUYER’S COVENANTS

30.1
Subject to Clause 30.2 the Buyer covenants with the Covenantors to pay to the Sellers an amount equal to any Liability for Tax of any Group Member (disregarding for these purposes any Relief of the Sellers which is available to mitigate such Liability for Tax), which is assessed on the Sellers as a result of any Group Member failing to pay any Tax for which it is primarily liable, including all costs and expenses incurred by the Sellers in connection therewith and any liability arising as a result of the failure of the Buyer or any Group Member to apply an amount paid by the Covenantors to the Buyer under this Tax Deed or in satisfaction of a claim for breach of the Tax Warranties to discharge a liability to which the amount relates.

30.2	Clause 30.1 shall not apply in respect of any Tax which gives rise to a liability for the Covenantors to make a payment to the Buyer under this Deed or the Agreement and which has not yet been paid.

31.	PRE COMPLETION TAX AFFAIRS

31.1
The Covenantors or their duly authorised agent shall at the cost of each Group Member in respect of all accounting periods ending on or prior to Completion (the “Pre-Completion Accounting Periods”) prepare on behalf of the relevant Group Member all corporation tax returns and computations and all claims, elections, surrenders, disclaimers, notices and consents for the purposes of corporation tax (“Tax Documents”).

31.2
The Covenantors or their duly authorised agent shall deliver all Tax Documents which are required to be authorised and/ or signed by or on behalf of a Group Member to the Buyer for authorisation and/or signature and submission to the relevant Tax Authority.

31.3
The Buyer shall (subject to Clause 31.4 below) procure that each Group Member shall authorise and/or sign any Tax Document delivered to it under Clause 31.2 and submit it to the relevant Tax Authority within the relevant time limits and without amendment or with such amendments as the Covenantors in their reasonable discretion shall accept after considering any comments made by the Buyer.

31.4
The Buyer shall be under no obligation to procure the authorisation and/or signing of any Tax Document delivered to it under Clause 31.2 which is false or misleading, but for the avoidance of doubt shall be under no obligation to make any enquiry as to the completeness or accuracy thereof and shall be entitled to rely entirely on the Covenantors and their agent.

31.5
The Covenantors or their duly authorised agents will, at the cost and expense of each Group Member, prepare all documentation and deal with all matters (including correspondence) to which Clause 31.1 does not apply, relating to the corporation tax returns and computations of each Group Member and agreeing the same for all accounting periods ended on or before Completion provided that the Covenantors will not without the prior written consent of the Buyer (not to be unreasonably withheld or delayed) transmit any communication (whether written or otherwise) to any Tax Authority or agree any matter with any Tax Authority.

31.6	The Buyer shall procure that:-

31.6.1
the Covenantors and their duly authorised agents are afforded such access (including the taking of copies) to the books, accounts and records of each Group Member and such other assistance as they reasonably require to enable the Covenantors to deal with the matters referred to in Clause 31.1 and 31.5;

31.6.2	the Covenantors are promptly sent a copy of any communication from any Tax Authority insofar as it relates to a Pre-Completion Accounting Period; and

31.6.3
in respect of the matters referred to at Clause 31.5 above only, and without prejudice to the Buyer’s rights under that Clause, there is given to such person or persons as may for the time being be nominated by the Covenantors authority to conduct the corporation tax affairs of each Group Member for the Pre-Completion Accounting Periods, and that such authority is confirmed to any relevant Tax Authority provided that, notwithstanding the provisions of this Clause 31.6.3 (but subject to the remaining provisions of this Clause 31 and Clause 27), each Group Member retains overall authority in respect of their corporation tax affairs.

31.7
The Buyer shall provide the Covenantors with copies of all Tax Documents which are relevant to each Group Member for the accounting period current at Completion at least 20 Business Days prior to the submission of any such Tax Documents and shall take into account any reasonable comments made by the Covenantors to the extent that they relate to matters which could give rise to a claim under this Deed or the Tax Warranties.

32.	NOTICES

The provisions of Clause 33 of the Agreement shall apply to this Deed.

33.	INVALIDITY

If any provision of this Deed is held to be unenforceable or illegal, in whole or in part, such provision or part shall to that extent be deemed not to form part of this Deed but the enforceability of the remainder of this Deed shall remain unaffected.

34.	WAIVER

34.1
The failure by either party to exercise or delay in exercising any right or remedy under this Deed shall not constitute a waiver of the right or remedy or a waiver of any other rights or remedies that party may otherwise have and no single or partial exercise of any right or remedy under this Deed shall prevent any further exercise of the right or remedy or the exercise of any other right or remedy.

34.2	Either parties’ rights and remedies contained in this Deed are in addition to, and not exclusive of, any other rights or remedies available at law.

35.	ASSIGNMENT

The provisions of Clause 34 of the Agreement shall apply to this Deed as if references to “this Agreement” were references to “this Deed”.

36.	CONTRACTS (RIGHTS OF THIRD PARTIES) ACT 1999

A person who is not a party to this Deed shall have no rights under the Contracts (Rights of Third Parties) Act 1999 to rely upon or enforce any term of this Deed provided that this does not affect any right or remedy of the third party which exists or is available apart from that Act.  No party may declare itself as a trustee of the rights under this Deed for the benefit of any third party save as expressly provided in this Deed.

37.	COUNTERPARTS

This Deed may be executed in any number of counterparts and by each of the parties on separate counterparts each of which when executed and delivered shall be deemed to be an original, but all the counterparts together shall constitute one and the same agreement.

38.	LAW AND JURISDICTION

38.1	This Deed and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with the laws of England and Wales.

38.2
The parties hereby submit to the exclusive jurisdiction of the High Court of England and Wales in relation to any dispute or claim arising out of or in connection with this Deed or in relation to its existence or validity.

EXECUTED AS A DEED by the parties on the date which first appears in this Deed.

SIGNED as a Deed (but not delivered	)
until the date hereof) by	)
EXAMWORKS UK LIMITED	) /s/ James K. Price
acting by	)

Director

Witness:	/s/ Clare Arguedas

Clare Arguedas
General Counsel
ExamWorks

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
WILLIAM DAVID CLYNES	) /s/ William David Clynes
in the presence of:-)

Signature of Witness:	/s/ Stephanie Jones

Name of Witness:	Stephanie Jones

Address:	3 Hardman Street
Manchester
M3 3AU
Occupation:
Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
IAN DAVID MORRISON HILL	) /s/ Ian David Morrison Hill
in the presence of:-)

Signature of Witness:	/s/ Caroline Russell

Name of Witness:	Caroline Russell

Address:	c/o Premex House
Bolton
BL6 6SX

Occupation:	Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
SIMON MARGOLIS	) /s/ Simon Margolis
in the presence of:-)

Signature of Witness:	/s/ James Fitzgibbon

Name of Witness:	James Fitzgibbon

Address:	3 Hardman Street
Manchester
M3 3AU
Occupation:
Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
THE HON. DAVID GIFFORD LEATHES	) /s/ Simon Margolis
PRIOR	)
in the presence of:-
/s/ James Fitzgibbon
Signature of Witness:
James Fitzgibbon
Name of Witness:
3 Hardman Street
Address:	Manchester
M3 3AU

Occupation:	Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
DONALD FOWLER	) /s/ Donald Fowler
in the presence of:-)

Signature of Witness:	/s/ Stephanie Jones

Name of Witness:	Stephanie Jones

Address:	3 Hardman Street
Manchester
M3 3AU
Occupation:
Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
WILLIAM CLYNES/SIMON MARGOLIS	) /s/ Simon Margolis
as attorney for PAUL ROSENBLATT	)
in the presence of:-
/s/ James Fitzgibbon
Signature of Witness:
James Fitzgibbon
Name of Witness:
3 Hardman Street
Address:	Manchester
M3 3AU

Occupation:	Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
WILLIAM CLYNES/SIMON MARGOLIS	) /s/ Simon Margolis
as attorney for GORDON HEALISS	)
in the presence of:-
/s/ James Fitzgibbon
Signature of Witness:
James Fitzgibbon
Name of Witness:
3 Hardman Street
Address:	Manchester
M3 3AU

Occupation:	Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
WILLIAM CLYNES/SIMON MARGOLIS	) /s/ Simon Margolis
as attorney for SIMON DAVID PEACH	)
in the presence of:-
/s/ James Fitzgibbon
Signature of Witness:
James Fitzgibbon
Name of Witness:
3 Hardman Street
Address:	Manchester
M3 3AU

Occupation:	Solicitor

SIGNED as a Deed (but not delivered until	)
the date hereof) by	)
WILLIAM CLYNES/SIMON MARGOLIS	) /s/ Simon Margolis
as attorney for CHRISTOPHER	)
WHEATLEY in the presence of:-
/s/ James Fitzgibbon
Signature of Witness:
James Fitzgibbon
Name of Witness:
3 Hardman Street
Address:	Manchester
M3 3AU

Occupation:	Solicitor